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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.            )*

FormFactor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346375 10 8

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 346375 10 8			Page 2 of 5 Pages

1.	Name of Reporting Person: Igor Y. Khandros		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 4,125,000 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 4,125,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,125,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.2%

12.	Type of Reporting Person: IN

(1)	Represents (i) 2,225,000 shares held directly by Igor Khandros, of which 104,228 shares are issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2003 and 100,000 are unvested shares that are, as of December 31, 2003, subject to the Company’s lapsing right of repurchase at the initial purchase price for these shares, and (ii) 1,900,000 shares held by Susan Bloch, Mr. Khandros’ spouse. Excludes 100,000 shares subject to a stock option granted to Mr. Khandros, which is exercisable as it vests, that vest 1/12th of the total number of shares each month starting on April 15, 2006, and 30,000 shares subject to a stock option granted to Mr. Khandros, which is exercisable as it vests, that vest 1/12th of the total number of shares each month starting on April 15, 2007. Also excludes 425,000 shares held by The Khandros 1997 Trust I U/T/A dated March 28, 1997, and 425,000 shares held by The Khandros 1997 Trust II U/T/A dated March 28, 1997.

SCHEDULE 13G
CUSIP No. 346375 10 8			Page 3 of 5 Pages

1.	Name of Reporting Person: Susan Bloch		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 4,125,000 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 4,125,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,125,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.2%

12.	Type of Reporting Person: IN

(1)	Represents (i) 2,225,000 shares held directly by Igor Khandros, of which 104,228 shares are issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2003 and 100,000 are unvested shares that are, as of December 31, 2003, subject to the Company’s lapsing right of repurchase at the initial purchase price for these shares, and (ii) 1,900,000 shares held by Susan Bloch, Mr. Khandros’ spouse. Excludes 100,000 shares subject to a stock option granted to Mr. Khandros, which is exercisable as it vests, that vest 1/12th of the total number of shares each month starting on April 15, 2006, and 30,000 shares subject to a stock option granted to Mr. Khandros, which is exercisable as it vests, that vest 1/12th of the total number of shares each month starting on April 15, 2007. Also excludes 425,000 shares held by The Khandros 1997 Trust I U/T/A dated March 28, 1997, and 425,000 shares held by The Khandros 1997 Trust II U/T/A dated March 28, 1997.

SCHEDULE 13G

CUSIP No. 346375 10 8	Page 4 of 5 Pages

Item 1.

(a)	Name of Issuer: FormFactor, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2140 Research Drive, Livermore, CA 94550

Item 2.

(a)	Name of Person Filing: Igor Y. Khandros and Susan Bloch, who are husband and wife.

(b)	Address of Principal Business Office:

c/o FormFactor, Inc. 2140 Research Drive Livermore, CA 94550

(c)	Citizenship: Igor Y. Khandros and Susan Bloch are citizens of the United States.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 346375 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE.

Item 4.	Ownership.

The following information with respect to the ownership of the securities of the Issuer by the reporting persons filing this statement is provided as follows:

(a)	Amount beneficially owned: See Row 9 of cover page for each reporting person

(b)	Percent of class: See Row 11 of cover page for each reporting person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each reporting person

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each reporting person

SCHEDULE 13G

CUSIP No. 346375 10 8	Page 5 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each reporting person

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE.

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE.

Item 10.	Certifications.

NOT APPLICABLE.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004	By:	/s/ Igor Y. Khandros

Igor Y. Khandros

Dated: February 10, 2004	By:	/s/ Susan Bloch

Susan Bloch

EXHIBIT A TO SCHEDULE 13G

Joint Filing Agreement

     Each of the undersigned hereby agrees that they are filing the attached statement containing the information required by Schedule 13G jointly under Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, and that only one such statement needs to be filed with respect to the ownership by each of the undersigned of the securities of FormFactor, Inc.

Dated: February 10, 2004

By:	/s/ Igor Y. Khandros

Igor Y. Khandros

By:	/s/ Susan Bloch

Susan Bloch